Exhibit 99.1

News Release
For immediate release
Gildan Activewear Reports Record Quarterly Results
•	Record EPS of U.S. $0.54 for a Fiscal Quarter, up 46% from Q3 2009

•	Growth in Sales Revenues of 28% Compared to Q3 2009

•	Strong Recovery in Screenprint Market Demand Combined with Higher Market Share

•	Results Include Negative Impact of Inefficiencies due to Initial Ramp-Up of New Retail Products and Haiti Earthquake

•	Free Cash Flow of U.S. $82.2 million

•	Company Updates Full Year Fiscal 2010 Outlook and Assumptions
Montréal, Thursday, August 12, 2010 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced its financial results for the third quarter of its 2010 fiscal year. The Company also updated its outlook for the full fiscal year.
Third Quarter Sales and Earnings
Before restructuring charges, adjusted net earnings for the third fiscal quarter ended July 4, 2010 were U.S. $66.4 million or U.S. $0.54 per share, compared to U.S. $44.9 million or U.S. $0.37 per share in the third quarter of fiscal 2009. Net earnings were U.S. $64.7 million or U.S. $0.53 per share, after reflecting a restructuring charge of U.S. $0.01 per share related to the consolidation of U.S. distribution activities announced on December 10, 2009. Earnings and EPS were a record for a fiscal quarter. The 45.9% increase in adjusted EPS in the third quarter compared to last year was primarily due to strong growth in activewear unit sales volumes and lower promotional activity in the U.S. distributor channel, partially offset by supply chain inefficiencies due to the integration of new retail products and the impact of the Haiti earthquake, higher selling, general and administrative expenses, and the non-recurrence of a U.S. $0.05 per share prior year income tax recovery recorded in the third quarter of fiscal 2009.
Net sales for the third quarter of fiscal 2010 amounted to U.S. $395.3 million, up 28.4% from U.S. $307.8 million in the third quarter of last year. Sales of activewear and underwear were U.S. $351.3 million, up 36.1% from U.S. $258.1 million last year, and sales of socks were U.S. $44.0 million, down 11.5% from last year.
The growth in sales of activewear and underwear compared to fiscal 2009 was primarily due to higher market share in the U.S. wholesale distributor channel, combined with a strong recovery in overall industry demand, which increased by 10.5% compared to the third quarter of last year, continuing strong growth in international and other screenprint markets, an approximately 2% increase in net selling prices for activewear, more favourable activewear product-mix and increased shipments of underwear and activewear to retail customers. The Company noted that demand in the U.S. distributor channel at the end of the quarter may have been positively impacted by purchases by screenprinters in advance of an industry selling price increase which was effective at the beginning of the fourth quarter.
The table below summarizes the data from the S.T.A.R.S. report produced by ACNielsen Market Decisions, which tracks unit volume shipments of activewear from U.S. wholesale distributors to U.S. screenprinters, for the calendar quarter ended June 30, 2010.

	Three months ended		Three months ended
	June 30,		June 30,
	2010 vs. 2009		2010	2009

	Unit Growth		Market Share

	Gildan	Industry	Gildan

All products	26.9%	10.5%	63.9%	55.7%
T-shirts	27.0%	10.8%	64.6%	56.4%
Fleece	26.8%	8.0%	61.8%	52.7%
Sport shirts	23.9%	3.4%	45.6%	38.1%

At the end of the June quarter, overall inventories in the U.S. distributor channel as reported by S.T.A.R.S. were down by 1.8% compared with a year ago. Gildan’s share of distributor inventories was 52.5% at June 30, 2010, compared with its market share of 63.9% for the quarter as shown above. The Company was constrained from fully capitalizing on strong demand for its products due to low activewear finished goods inventories during the quarter, as a result of lost production due to the Haiti earthquake combined with the strong recovery in industry demand. The Company ended the quarter with a high open order position.
Unit shipments of activewear in international and other screenprint markets increased by approximately 60% compared to the third quarter of fiscal 2009, and shipments of activewear and underwear to retailers more than doubled from a small base in the third quarter of last year.
The decline in sales of socks compared to last year was primarily due to short-term issues in servicing demand due to increased reliance on third party contractors during the ramp-up of Rio Nance IV and the transition to the new U.S. retail distribution centre. In addition, average net selling price realizations were lower than last year due to a shift towards a more basic product-mix. The Company continues to be satisfied with the performance of its major continuing sock programs and believes that it is well positioned to continue to gain market share in socks in the mass-market retail channel.
Gross margins in the third quarter increased to 27.1%, compared to 24.4% in the third quarter of fiscal 2009, due to more favourable activewear net selling prices, more favourable product-mix and lower cotton costs compared to last year. Gross margins in the third quarter of fiscal 2010 were negatively impacted by the initial ramp-up of new retail underwear and activewear programs, additional costs due to the use of third party sock contractors and continuing supply chain inefficiencies related to the Haiti earthquake.
Selling, general and administrative expenses in the third quarter increased to U.S. $39.9 million, compared to U.S. $36.2 million in the third quarter of fiscal 2009. The increase in SG&A expenses from last year was primarily due to higher volume-driven distribution expenses, inefficiencies due to the initial ramp-up of the new retail distribution centre at Charleston, S.C., the impact of the higher-valued Canadian dollar on corporate administrative expenses, and higher performance-driven variable compensation expenses.

Selling, general and administrative expenses amounted to 10.1% of sales in the third quarter of fiscal 2010 compared to 11.8% of sales in the third quarter of fiscal 2009.
Third Quarter Cash Flows
The Company generated free cash flow of U.S. $82.2 million in the third quarter after financing seasonal increases in accounts receivable and capital expenditures of U.S. $26.0 million, primarily for the ramp-up of the Rio Nance IV sock factory in Honduras, and ended the third quarter with cash and cash equivalents of U.S. $201.2 million. Inventories declined in the third quarter due to a further reduction in activewear finished goods and work-in-process inventory levels, partially offset by the impact of higher raw material and energy costs included in the carrying value of inventory. Activewear finished goods inventories at the end of the third quarter were below optimal levels to service demand, due to strong sales demand and the loss of production due to the Haiti earthquake. The increase in accounts payable relates primarily to the increased volume of purchases of yarn and other raw materials combined with higher raw material costs.
Year-to-date Sales and Earnings
Net sales for the first nine months amounted to U.S. $942.5 million, up U.S. $205.9 million or 28.0% from U.S. $736.6 million in the same period last year. Sales of activewear and underwear were U.S. $777.5 million, representing an increase of U.S. $222.7 million or 40.1% from U.S. $554.8 million last year, and sales of socks were U.S. $165.0 million, down U.S. $16.8 million or 9.2% from U.S. $181.8 million in the first nine months of fiscal 2009. The increase in activewear and underwear sales was due to higher market share in the U.S. distributor channel and other target markets and the recovery in overall industry demand starting in the second quarter of fiscal 2010, together with more favourable activewear product-mix.
Net earnings for the first nine months of fiscal 2010 were U.S. $141.5 million, or U.S. $1.16 per share on a diluted basis, compared with net earnings of U.S. $52.9 million or U.S. $0.44 per share for the same period last year. Net earnings before restructuring and other charges were U.S. $145.4 million or U.S. $1.19 per share, compared with adjusted net earnings of U.S. $57.4 million or U.S. $0.47 per share in the first nine months of fiscal 2009. The significant growth in net earnings and earnings per share was mainly due to higher unit sales volumes for activewear and underwear, more favourable product-mix and lower manufacturing, cotton and energy costs, partially offset by supply chain inefficiencies due to the Haiti earthquake and the integration of new retail products together with higher SG&A expenses.
Outlook
The Company is continuing to project full year sales revenues for fiscal 2010 of approximately U.S. $1.3 billion, up approximately 25% from fiscal 2009. In spite of the strong activewear sales in the third quarter, the updated full year sales outlook continues to assume unit sales volume growth in activewear and underwear of approximately 30%, as activewear shipments in the fourth quarter are assumed to be constrained by the current low level of finished goods inventories. Sales of socks for the full year are now assumed to be flat compared with fiscal 2009 due to the lower than anticipated sock sales in the third quarter. The Company had previously projected unit sales volume growth for socks at 6% for fiscal 2010. Gross margins are now projected at approximately 27.5%, compared to the previous forecast of approximately 27%, due to more favourable net selling prices for activewear and more favourable product-mix than assumed in the Company’s prior forecast. However, although promotional activity is lower than previously projected and the previously announced selling price increase in the U.S. wholesale distributor channel has been successfully implemented, the Company will not fully benefit from this increase in the fourth quarter, as it is not applying the price increase to sales orders placed prior to the effective date for the price increase of July 5, 2010.
The total negative impact in fiscal 2010 of lost sales opportunities and supply chain inefficiencies due to the Haiti earthquake is estimated at approximately U.S. $19 million or U.S. $0.16 per share, which is partially recoverable under the Company’s insurance policies. Results in the fourth quarter of the fiscal year are assumed to include the maximum insurance recovery of U.S. $8 million or U.S. $0.07 per share.
The Company has continued to secure new activewear programs for the retail channel for fiscal 2011, and has significant growth opportunities in all of its target markets, although it will require to utilize some of its available production capacity in fiscal 2011 to rebuild activewear finished goods inventories. The Company is continuing to implement all of the capital expenditure projects for capacity expansion and cost reduction which it had previously announced, including completion of the ramp-up of the Rio Nance IV sock facility, the construction of the Rio Nance V textile facility, biomass facilities for the Honduran textile operations and the expansion and automation of the Eden, N.C. wholesale distribution centre. However, in-year capital expenditures in fiscal 2010 are now expected to be approximately U.S. $130 million, due to the timing of receiving capital equipment, compared with the Company’s most recent full year capital expenditure forecast of U.S. $155 million.
The Company continues to believe that higher selling prices in fiscal 2011, combined with the impact of projected manufacturing efficiency gains from new capital investments and the non-recurrence of supply chain inefficiencies incurred in fiscal 2010, will fully offset increases in the cost of cotton, energy and other purchased cost inputs.

Financial Highlights (unaudited)

(in US$ millions, except per share amounts or otherwise indicated)	Q3 2010	Q3 2009	YTD 2010	YTD 2009

Net sales	395.3	307.8	942.5	736.6
Gross profit	107.1	75.1	263.6	152.7
Selling, general and administrative expenses (SG&A)	39.9	36.2	112.6	100.6
Operating income	64.4	34.5	145.1	46.6
EBITDA (1)	85.4	58.1	201.0	99.1
Net earnings	64.7	41.5	141.5	52.9
Adjusted net earnings (2)	66.4	44.9	145.4	57.4

Diluted EPS	0.53	0.34	1.16	0.44
Adjusted diluted EPS (2)	0.54	0.37	1.19	0.47

Gross margin	27.1%	24.4%	28.0%	20.7%
SG&A as a percentage of sales	10.1%	11.8%	11.9%	13.7%
Operating margin	16.3%	11.2%	15.4%	6.3%

Cash flows from operating activities	107.3	80.6	211.6	47.1
Free cash flow (3)	82.2	78.5	118.5	19.4

	July 4,	October 4,	July 5,
As at	2010	2009	2009

Inventories	324.0	301.9	339.6
Trade accounts receivable	167.9	159.6	181.5
Cash in excess of total indebtedness (Net indebtedness) (4)	201.1	95.3	(18.5)

(1), (2), (3), (4): Please refer to Non-GAAP Financial Measures in this press release.
Certain minor rounding variances exist between the financial statements and this summary.
Disclosure of Outstanding Share Data
As of July 31, 2010, there were 121,304,949 common shares issued and outstanding along with 1,310,354 stock options and 787,714 dilutive restricted share units (“Treasury RSUs”) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, at least 50% of Treasury RSU grants are subject to the attainment of performance objectives set by the Board of Directors.
Information for Shareholders
This release should be read in conjunction with Gildan’s 2010 Third Quarter Management’s Discussion and Analysis (“MD&A”) dated August 11, 2010 and its interim consolidated financial statements for the three and nine months ended July 4, 2010 (available at http://gildan.com/corporate/IR/quarterlyReports.cfm) which is incorporated by reference in this release, and which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.

Gildan Activewear Inc. will hold a conference call to discuss these results today at 8:30 AM EDT. The conference call can be accessed by dialing 800-261-3417 (Canada & U.S.) or 617-614-3673 (international) and entering passcode 33795584, or by live sound webcast on Gildan’s Internet site (“Investor Relations” section) at the following address: http://gildan.com/corporate/IR/webcastPresentations.cfm. If you are unable to participate in the conference call, a replay will be available starting that same day at 11:30 AM EDT by dialing 888-286-8010 (Canada & U.S.) or 617-801-6888 (international) and entering passcode 61351109, until Thursday, August 19, 2010 at midnight, or by sound web cast on Gildan’s Internet site for 30 days.
Profile
Gildan is a vertically-integrated marketer and manufacturer of quality branded basic apparel. The Company is the leading supplier of activewear for the screenprint market in the U.S. and Canada. It is also a leading supplier to this market in Europe, and is establishing a growing presence in Mexico and the Asia-Pacific region. The Company sells T-shirts, sport shirts and fleece in large quantities to wholesale distributors as undecorated “blanks”, which are subsequently decorated by screenprinters with designs and logos. Consumers ultimately purchase the Company’s products, with the Gildan label, in venues such as sports, entertainment and corporate events, and travel and tourism destinations. The Company’s products are also utilized for work uniforms and other end-uses to convey individual, group and team identity. The Company is also a leading supplier of private label and Gildan branded socks primarily sold to mass-market retailers. In addition, Gildan has an objective to become a significant supplier of men’s and boys’ underwear and undecorated activewear products to mass-market retailers in North America.
Forward-Looking Statements
Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions, including, without limitation, our expectation with regards to unit volume growth, sales revenue, cost reductions and efficiencies, gross margins, capital expenditures and the impact of non-recurring items. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risks and Uncertainties” section and the risks described under the section “Financial Risk Management” of the 2009 Annual MD&A, as subsequently updated in our first, second and third quarter 2010 interim MD&A, for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:
•	our ability to implement our growth strategies and plans, including achieving market share gains, implementing cost reduction initiatives and completing and successfully integrating acquisitions;

•	the intensity of competitive activity and our ability to compete effectively;

•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;

•	our reliance on a small number of significant customers;

•	the fact that our customers do not commit contractually to minimum quantity purchases;

•	our ability to anticipate changes in consumer preferences and trends;

•	our ability to manage inventory levels effectively in relation to changes in customer demand;

•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton and polyester fibres;

•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials;

•	the impact of climate, political, social and economic risks in the countries in which we operate;

•	disruption to manufacturing and distribution activities due to labour disruptions, political instability, bad weather, natural disasters and other unforeseen adverse events;

•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;

•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;

•	compliance with applicable environmental, tax, trade, employment, health and safety, and other laws and regulations in the jurisdictions in which we operate;

•	our significant reliance on computerized information systems for our business operations;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;

•	negative publicity as a result of violation of labour laws or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and retain key personnel;

•	changes to and failure to comply with consumer product safety laws and regulations;

•	changes in accounting policies and estimates; and

•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk.
These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2010 and 2011 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.
Non-GAAP Financial Measures
This release includes reference to certain non-GAAP financial measures such as EBITDA, adjusted net earnings, adjusted diluted EPS, free cash flow, total indebtedness, and cash in excess of total indebtedness/net indebtedness. These non-GAAP measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below.
(1) EBITDA
EBITDA is calculated as earnings before interest, taxes and depreciation and amortization and excludes the impact of restructuring and other charges, as well as the non-controlling interest in the consolidated joint venture. The Company uses EBITDA, among other measures, to assess the operating performance of our business. We also believe this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. We exclude depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions)	Q3 2010	Q3 2009	YTD 2010	YTD 2009

Net earnings	64.7	41.5	141.5	52.9
Restructuring and other charges	2.8	4.4	5.9	5.5
Depreciation and amortization	17.1	16.3	48.9	48.4
Variation of depreciation included in inventories	1.8	1.2	2.7	(4.3)
Interest, net	0.3	0.2	0.3	1.6
Income taxes	(1.8)	(5.8)	0.6	(5.0)
Non-controlling interest in consolidated joint venture	0.5	0.3	1.1	–

EBITDA	85.4	58.1	201.0	99.1

Certain minor rounding variances exist between the financial statements and this summary.
(2) Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings and adjusted diluted earnings are calculated as net earnings and diluted earnings per share excluding restructuring and other charges net of income tax recovery, as discussed in Note 8 to the unaudited interim consolidated financial statements. The Company uses and presents these non-GAAP measures to assess its operating performance from one period to the next without the variation caused by restructuring and other charges that could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

-
(in U.S.$ millions, except per share amounts)	Q3 2010	Q3 2009	YTD 2010	YTD 2009

Net earnings	64.7	41.5	141.5	52.9
Adjustments for:
Restructuring and other charges	2.8	4.4	5.9	5.5
Income tax recovery on restructuring and other charges	(1.1)	(1.0)	(2.0)	(1.0)

Adjusted net earnings	66.4	44.9	145.4	57.4

Basic EPS	0.53	0.34	1.17	0.44
Diluted EPS	0.53	0.34	1.16	0.44
Adjusted diluted EPS	0.54	0.37	1.19	0.47
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Certain minor rounding variances exist between the financial statements and this summary.
(3) Free cash flow
Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in U.S.$ millions)	Q3 2010	Q3 2009	YTD 2010	YTD 2009

Cash flows from operating activities	107.3	80.6	211.6	47.1
Cash flows used in investing activities	(24.8)	(2.1)	(108.1)	(25.7)
Adjustments for:
Business acquisition	–	–	15.3	–
Restricted cash reimbursed related to business acquisition	(0.3)	–	(0.3)	(2.0)

Free cash flow	82.2	78.5	118.5	19.4

Certain minor rounding variances exist between the financial statements and this summary.
(4) Total indebtedness and Cash in excess of total indebtedness/Net indebtedness
We consider total indebtedness and cash in excess of total indebtedness / (net indebtedness) to be important indicators of the financial leverage of the Company.

(in U.S.$ millions)	Q3 2010	Q4 2009	Q3 2009

Current portion of long-term debt	(0.1)	(2.8)	(2.8)
Long-term debt	–	(1.6)	(90.2)

Total indebtedness	(0.1)	(4.4)	(93.0)
Cash and cash equivalents	201.2	99.7	74.5

Cash in excess of total indebtedness (Net indebtedness)	201.1	95.3	(18.5)

Certain minor rounding variances exist between the financial statements and this summary.

CONTACTS:

Investor Relations Laurence G. Sellyn, Executive Vice-President, Chief Financial and Administrative Officer Tel: (514) 343-8805 Email: lsellyn@gildan.com	Sophie Argiriou, Director, Investor Communications Tel: (514) 343-8815 Email: sargiriou@gildan.com	Media Relations Geneviève Gosselin, Director, Corporate Communications Tel: (514) 343-8814 Email: ggosselin@gildan.com